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Shred Soles

60% YOY growth - comfortable insoles and
accessories for action sports.

🐦 📷 SHREDSOLES.COM   BEAR VALLEY

retail   sports   recreation   minority owned   main street



 *As a lifetime snowboarder, skateboarder and professional boot fitter - Shred Soles, was a clear intersection of my passions. Bringing foot comfort and performance to snowboarders and skateboarders is how I help to give back to the activities that I love.*

Nate Musson Founder @ Shred Soles

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Why you may want to support us...

1   60% year over year revenue growth

2   Expanding into brick and mortar and international markets

3   Developing a new insole to meet strong demand in the skiing market

4   Profitable

5   Founded by a lifetime snowboarder, skateboarder, professional boot fitter &
    I-Tunes New and Notable Featured Podcaster

6   Over $500,000 lifetime revenue

7   Featured on Tim Ferriss's blog - "muse case study"

8   11 core products launched to date

The founder
MAJOR ACCOMPLISHMENTS

 **Nate Musson**
Founder
Lifetime snowboarder, skateboarder, and professional boot fitter. Authored The Snowboard Boot Fitting Bible E-book. Sold over $22M in software. Host/Founder of the #1 Podcast in snowboarding, The Not Snowboarding Podcast.


The Story of Shred Soles

We started in 2008 with the goal of increasing foot comfort, boot fit, and performance for snowboarders, but the seeds of the company were planted in the late 1990's.

Planting seeds.

In 1996, I (Nate Musson, Founder) had just graduated high school and moved from rural

Montana to the Washington D.C. Metro area. I was working with my uncle at a ski and snowboard shop, called Ski Chalet, located just off of the D.C. Beltway.

Under my uncle's tutelage, I learned to perform professional ski and snowboard boot fittings, as well as create custom insoles

As an amateur snowboard racer, one of the technologies my uncle used to gain competitive advantage was to place a cant plate in between his snowboard bindings and board. A cant plate is basically a wedged shape piece of plastic snowboard racers used to help leverage additional edge hold as well as realign their snowboarding posture to a more comfortable and natural position.

One day on the commute home that we shared together, we discussed the idea of adding this canting directly underfoot to the insole, but that was all the farther we went with it at the time.

Tim Ferriss

In 2007 I picked up a book with a catchy title, "The Four Hour Work Week (FHWW)," by Tim Ferriss. The book was an instruction manual on how to design a lifestyle business, by selling products or services directly to consumers on the internet.

I already had the seed planted for what the book called "the muse" or the product or service that I could offer (a canted snowboarding insole).

I started to execute on the plan that Tim suggests in the book by calling potential manufactures and finding a web designer.

After hundreds of phone calls with potential manufacturers, I found a manufacturing partner that helped develop the first production-quality samples.



The original Shred Soles Snowboard Boot Insole

Around this time, as instructed in the FHWW, I performed viability tests with Google Ads. The goal being, get traffic to the purchase page and see if it converts - even if you don't yet have a product.

With-in a couple of days of spending a whopping five dollars a day ad spend - I had my first order! But, I didn't have any product! I contacted the potential customer and ended up sending him one of my last samples. A couple of months later, he emailed me with this unsolicited feedback:

> *"After two foot surgeries, I didn't think my feet would be able to handle snowboarding, but thanks to the Shred Soles, I'm carving up the mountain. Thanks again!"* - **Shred Soles First Customer**

Gaining his testimonial was (and still is) the best feeling! It was the exact confirmation that I needed to go full speed ahead into production and eventually launch the brand.

Roughly two years after launch, I noticed a tweet from Tim Ferriss - asking about people that had executed a muse business by following the instructions in his book. I responded and the Shred Soles muse case study was featured on his (very high traffic) blog:

https://tim.blog/2010/11/28/4-hour-work-week-case-studies-muse/comment-page-6/




SHRED
SOLES

Growth, Podcasting & Skateboarding

From our launch until 2016 I ran Shred Soles as a side project. Sales grew steadily, each year better than the year previous. I was able to reinvest profits to add new products each season (like the boot bag pictured below), grow the team and sponsor events - gaining grassroots market awareness.

Shred Soles Snowboard Boot Bag with changing mat - gives snowboarders a clean and dry place to boot up in muddy resort parking lots!


Yeboot
Yeboot

Snowboard Boot Bag with Changing Mat, Goggle & Helmet Pocket

In 2014, I started a podcast to complement the brand, The Not Snowboarding Podcast. The podcast was hugely successful and went on to be the number 1 snowboarding podcast in I-Tunes!

I ran pre-roll and post-roll ads for Shred Soles on most of the episodes. The ads resulted in significantly increased growth of the brand - in both sales and overall awareness throughout the world. I got to connect with many snowboarding industry luminaries by having them on the show.

In 2016, my wife had just finished her MBA, I had just left my full-time role in higher education financial aid software sales - the timing was perfect to level-up the brand. We decided to launch a new insole for skateboarding. Drawing on my lifetime of experience in skateboarding and the feedback from our team riders - we developed a technical insole that blended impact resistance, control, and board feel!


NO STINK
Ultra-Fresh™ anti-microbial treatment kills 99.9% of all odor causing bacteria and fungi
CLOUD LIKE COMFORT
DuraShred high density foam developed by skateboarders
SUPERIOR BOARD FEEL AND IMPACT RESISTANCE
ShredBed forefoot pad is developed specifically for skateboarding
ARCH SUPPORT AND PROTECTION
PrimoTech skeleton takes the pain out of landing primo
BANGER ABSORBING TECHNOLOGY
STABILITY
Deep well heel cup stabilizes the foot reducing ankle rolls
MITIGATE HEEL BRUISES
ShredTech high density gel absorbs impacts

Maximum Performance Skateboarding Insoles

California & Big Growth

We were headquartered next to a small resort in South Central Pennsylvania from 2008 to 2017....

The 2016/17 winter was so bad at our home mountain that the resort CLOSED in February!

This was the catalyst we needed to move the business to a more consistently snowy location closer to others in the snowboarding and skateboarding industry

location closer to others in the snowboarding and skateboarding industry.

In June of 2017, we relocated to Bear Valley (not Big Bear) California.

Bear Valley sits at 7100' in the Sierra - located just south of Lake Tahoe over a pass that's closed in the winter and spring.

From our new location, we were able to successfully launch a record number of new products over the following 16 months!


SHRED SOLES
M
M 7.5 - 9
W 8.5 - 10

Shred Soles Founder, Nate Musson & The Maximum Performance Snowboarding Insoles

- The Skate Lite Insole with 1" thick gel heel
- The new Maximum Performance Snowboarding Insoles
- The Snowboard Boot Bag with Changing Mat, Goggle Pocket, Helmet Pocket & Shoulder Strap
- The Plantar Fasciitis and Heel Spur Pain Relief Insoles
- Shred Sox Snowboarding Sox (version 1 and version 2 with Thermolite)


Shred Soles Maximum Performance Snowboarding Insoles
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SHRED SOLES

Amazon and Shopify

We've experienced exciting growth on our two main sales channels, Shopify and Amazon - from the winter of 2017/2018 to 2018/2019.

Q1 2018 combined sales totaled: $39,457

Q1 2019 combined sales totaled: $84,785

112% growth year over year.

I focus on this Q1 example as the bulk of our business is still largely seasonal - most of our sales occur during this time period.

The chart below compares monthly data for November 2017 through July 2019.


Sales
$160K
$120K
$80K
$40K



Nov. '17 - July '18	Nov. '18 - July '19

0

In an effort to compare like to like, we focused on the sales for the same periods each year. This data shows a 76% growth between periods. The bulk of our sales come during Q4 and Q1 during the snowboarding season.

Shredding along

As a lifetime snowboarder and skateboarder, my goal with Shred Soles is simply to help make action sports footwear more comfortable with insoles developed specifically for the participant's activity. Sport-specific insoles improve fit and performance - as well as reduce the chance of injury by increasing control and impact protection.

We look forward to growing into the skiing market, continuing growth in our current markets and partnering with the best action sports retailers in the world.

Investor Q&A

What does your company do? ⌄   — COLLAPSE ALL

We create insoles, socks, boot fitting products and accessories that increase foot comfort and performance for snowboarders and skateboarders.

Where will your company be in 5 years? ⌄

In five years, we will be partnered with key action sports retailers around the world. Maintaining our current trajectory, we'll be doing seven figures direct to consumer online - in multiple action sports markets.

Why did you choose this idea? ⌄

As a lifetime snowboarder, skateboarder and professional boot fitter - Shred Soles, was a clear intersection of my passions. Bringing foot comfort and performance to snowboarders and skateboarders is how I help to give back to the activities that I love.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Shred Soles takes the classic theme of foot comfort and niches it down to specific action sports. Incorporating key performance details that nonendemic insole manufacturers overlook or don't have interest in.

What is your proudest accomplishment? ⌄

Our very first customer reached out, unsolicited, saying, "After multiple foot surgeries, I thought that I'd never snowboard again. Shred Soles have allowed me to get back on the snow - pain-free! Thank you!"

The feeling of having helped someone get back on snow pain-free makes me so happy! Although we've received thousands of similar messages since - that first one was my proudest moment.

How far along are you? What's your biggest obstacle? ⌄

Over 25,000 insoles, socks, and accessories sold to date. Finding US manufacturing partners has been a big obstacle. Seasonality has been another obstacle, as most of our revenue, is booked from November to April.

Who are your competitors? Who is the biggest threat? ⌄

We compete with Remind Insoles and Footprint Insoles. Superfeet - has set a great precedent in terms of creating evergreen products and great retail build-outs that act as silent salespeople. Our key differentiation in snowboarding is that we have the only insole developed specifically for snowboarding.

What do you understand that your competitors don't? ⌄

Going deep into one or two models per sport and clearly communicating the story/benefits. My competitors have too many models (lots of graphics options for products that rarely ever are viewed as they are inside of footwear)- leading potential customers to decision fatigue. Also, my main competitors are wrapped up in seasonal production cycles - Shred Soles is based on an evergreen model that does not require semiannual production runs.

How will you make money? ⌄

We're already profitable. Moving forward, we're making products that our customers have asked us for, finding more US manufacturing and expanding into new action sports and marketplaces.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

General retail market conditions are a risk. As we push to expand into brick and mortar retail - retail sales continue to compete with online sales. Choosing healthy retail partnerships will be key to success at retail.

What do you need the most help with? ⌄

We'll need help with finding the right sales team with established relationships with healthy action sports brick and mortar retailers.

What would you do with the money you raise? ⌄

Manufacture and launch a heavily requested product in a new action sports segment.

Create retail buildouts that act as a silent salesperson for brick and mortar retailers.

Contract a sales team for retail expansion.

Standardize retail packaging for all products in the line.

What will you plan to do with the money you raise. ⌄

We plan to make a big splash in the skiing market. We're already seeing demand in this market as many skiers are using our other insoles and accessories. We'll use the money to produce and market our first skiing specific insole.

To date, our business model has focused on direct to consumer. We're going to use a portion of the funds to contract with a sales team with an established base of retailers in our market.

We'll also use the funds to create great retail displays that act as silent salespeople for our brick and mortar retailers.

Finally, we'll use a small portion of the funds to standardize our product line packaging - making for an optically appealing presentation on retail floors.

